EXHIBIT 21: LISTING OF SUBSIDIARIES OF THE COMPANY


T.I.S., Inc.                              Inactive           North Carolina
Digital Audio Corporation                 Inactive           North Carolina
Transit-Media GmbH                       Transit-Media      Ettlingen, Germany
TwinVision Corp. of North America, Inc.   TwinVision, n.a.   North Carolina